Exhibit 99.1
Explanatory Note

This Form 6-K/A amends “Announcement on Cancellation of Shares” furnished on Form 6-K by Shinhan Financial Group (hereafter “SFG”) on 8 February, 2024.

The amendment is to correct ‘1. Class and Number of Shares to be Cancelled’, ‘4. Estimated Amount to be Cancelled’, ‘5. Scheduled Period of Acquisition of Treasury Shares for Cancellation’ and ‘7. Scheduled Date of Cancellation’ as SFG completed its share repurchase program on 22 March, 2024. All other information in the announcement dated 8 February, 2024 remain unchanged.

1. Class and Number of Shares to be Cancelled	Common shares	3,366,257
4. Estimated Amount to be Cancelled		KRW 150,000,055,950
5. Scheduled Period of Acquisition of Treasury Shares for Cancellation	From To	February 9, 2024 March 22, 2024
7. Scheduled Date of Cancellation	March 22, 2024

*The above ‘5. Schedule period of acquisition of treasury share for cancellation’ is ended on March 22, 2024 (based on the settlement date of the last trading)